Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C.  20549

Re:       SB Partners
          Form 10-K for the fiscal year ended December 31, 2004 Filed
          April 13, 2005 Form 10-Q for the quarterly period ended March 31, 2004 File No. 0-08952

Dear Mr. Gordon,

            We are in receipt of your additional comment letter dated August 29, 2005 in respect of the above filings by SB Partners and a response to your original comment letter of July 8, 2005, and are diligently working on a response. Your letter requested a response within 10 business days; however, we have not completed our research and analysis permitting a response to be delivered to you by today as I noted in my response letter to you of September 13, 2005. We do expect to complete our research and respond to you as soon as possible.

            Please let us know if you have any questions or comments in connection with this additional request. I may be contacted by phone at (212) 408-2929.


                                           Sincerely,

                                           /s/ SB Partners
                                           -------------------------------------
                                       By: SB Partners Real Estate Corporation
                                           General Partner



                                           /s/ George N. Tietjen III
                                           -------------------------------------
                                       By: George N. Tietjen III
                                           Chief Financial Officer and Treasurer